SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 16, 2020

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders

The following proposals were submitted to the stockholders at the 2020 Annual Meeting of Stockholders held on June 16, 2020 ("Annual Stockholders Meeting"):

•   The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2021 annual meeting of stockholders or until their successors are duly elected and qualified.

•   The election of Catherine L. Hughes, Alfred C. Liggins, III, and D. Geoffrey Armstrong as directors to serve until the 2021 annual meeting of stockholders or until their successors are duly elected and qualified.

•   The ratification of BDO USA LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020.

•   The approval of an amendment of Urban One's certificate of incorporation to effect a reverse stock split across all classes of our common stock by a ratio of not less than one-for-two and not more than one-for-fifty at any time prior to December 31, 2021, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its discretion.

For more information about the foregoing proposals, see our proxy statement dated April 29, 2020, the relevant portions of which are incorporated herein by reference. To be elected, each Class A director nominee must receive the affirmative vote of a plurality of the votes cast by the holders of the Class A common stock. Each Class B director nominees are elected by the holders of Class A common stock and Class B common stock voting together as a single class but each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Members of our board of directors are elected by a plurality of votes cast. This means that the nominees that received the most votes cast were elected to the board, even if they did not receive a majority of votes cast. At the close of business on April 17, 2020, there were 1,582,359 shares outstanding shares of our Class A common stock and 2,861,843 outstanding shares of our Class B common stock. Accordingly, a total of 30,200,789 votes could be cast at the meeting. Class C and Class D common stock were not entitled to vote on any proposal presented at the meeting.

The number of votes cast for and against and the number of abstentions and non-votes with respect to each matter voted upon are set forth below:

Board of Director Election Results

Class A Director Nominee	Votes For	Votes Withheld	Non-Votes
Terry L. Jones	52,253	92,636	1,222,952
Brian W. McNeill	52,178	92,711	1,222,952
Class B Director Nominee			
Catherine L. Hughes	28,654,554	108,765	1,222,952
Alfred C. Liggins, III	28,654,366	108,953	1,222,952
D. Geoffrey Armstrong	28,676,193	87,126	1,222,952

The five nominees were elected to the Board of Directors and will serve as directors until our next annual meeting or until their respective successors are elected and qualified.

Ratification of BDO USA LLP as Urban One's independent registered public accounting firm

The results of the voting included 29,966,597 votes for, 3,314 votes against, and 15,789 votes abstained. The appointment was ratified.

Approval of Amendment of Certificate of Incorporation to Effect a Reverse Stock Split

The results of the voting included 29,909,899 votes for, 74,204 votes against, and 1,597 votes abstained. The amendment of Urban One's certificate of incorporation to effect a reverse stock split across all classes of common stock by a ratio of not less than one-for-two and not more than one-for-fifty at any time prior to December 31, 2021, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its discretion was ratified.

ITEM. 801   Other Events.

On June 11, 2020, the Company entered into a transaction with Brigade Capital Management, LP ("Brigade") to acquire 3,208,288 shares of the Company's Class D Common Stock at $0.762 cents per share. Upon settlement of the transaction the Company will retire the shares. On that same day, Alfred C. Liggins, the Company's President and Chief Executive Officer, also personally purchased 729, 873 shares of the Company's Class D Common Stock from Brigade at $0.762 cents per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

June 17, 2020

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 16, 2020

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders

The following proposals were submitted to the stockholders at the 2020 Annual Meeting of Stockholders held on June 16, 2020 ("Annual Stockholders Meeting"):

• The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2021 annual meeting of stockholders or until their successors are duly elected and qualified.

• The election of Catherine L. Hughes, Alfred C. Liggins, III, and D. Geoffrey Armstrong as directors to serve until the 2021 annual meeting of stockholders or until their successors are duly elected and qualified.

• The ratification of BDO USA LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020.

• The approval of an amendment of Urban One's certificate of incorporation to effect a reverse stock split across all classes of our common stock by a ratio of not less than one-for-two and not more than one-for-fifty at any time prior to December 31, 2021, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its discretion.

For more information about the foregoing proposals, see our proxy statement dated April 29, 2020, the relevant portions of which are incorporated herein by reference. To be elected, each Class A director nominee must receive the affirmative vote of a plurality of the votes cast by the holders of the Class A common stock. Each Class B director nominees are elected by the holders of Class A common stock and Class B common stock voting together as a single class but each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Members of our board of directors are elected by a plurality of votes cast. This means that the nominees that received the most votes cast were elected to the board, even if they did not receive a majority of votes cast. At the close of business on April 17, 2020, there were 1,582,359 shares outstanding shares of our Class A common stock and 2,861,843 outstanding shares of our Class B common stock. Accordingly, a total of 30,200,789 votes could be cast at the meeting. Class C and Class D common stock were not entitled to vote on any proposal presented at the meeting.

The number of votes cast for and against and the number of abstentions and non-votes with respect to each matter voted upon are set forth below:

Board of Director Election Results

Class A Director Nominee	Votes For	Votes Withheld	Non-Votes
Terry L. Jones	52,253	92,636	1,222,952
Brian W. McNeill	52,178	92,711	1,222,952
Class B Director Nominee			
Catherine L. Hughes	28,654,554	108,765	1,222,952
Alfred C. Liggins, III	28,654,366	108,953	1,222,952
D. Geoffrey Armstrong	28,676,193	87,126	1,222,952

The five nominees were elected to the Board of Directors and will serve as directors until our next annual meeting or until their respective successors are elected and qualified.

Ratification of BDO USA LLP as Urban One's independent registered public accounting firm

The results of the voting included 29,966,597 votes for, 3,314 votes against, and 15,789 votes abstained. The appointment was ratified.

Approval of Amendment of Certificate of Incorporation to Effect a Reverse Stock Split

The results of the voting included 29,909,899 votes for, 74,204 votes against, and 1,597 votes abstained. The amendment of Urban One's certificate of incorporation to effect a reverse stock split across all classes of common stock by a ratio of not less than one-for-two and not more than one-for-fifty at any time prior to December 31, 2021, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its discretion was ratified.

ITEM. 801   Other Events.

On June 11, 2020, the Company entered into a transaction with *Brigade Capital Management*, *LP ("Brigade") to acquire* 3,209,288 shares of the Company's Class D Common Stock at $0.762 cents per share. Upon settlement of the transaction the Company will retire the shares. On that same day, Alfred C. Liggins, the Company's President and Chief Executive Officer, also personally purchased 729, 873 shares of the Company's Class D Common Stock from Brigade at $0.762 cents per share.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

June 17, 2020   Peter D. Thompson
                                      Chief Financial Officer and Principal Accounting Officer